                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              ___________________

                         BARRETT RESOURCES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         BARRETT RESOURCES CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                              ____________________


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   068480201
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ____________________

                           EUGENE A. LANG, JR., ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         BARRETT RESOURCES CORPORATION
                              1515 ARAPAHOE STREET
                              TOWER 3, SUITE 1000
                             DENVER, COLORADO 80202
                                 (301) 572-3900
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                 THOMAS A. COLE
                                  PAUL L. CHOI
                                SIDLEY & AUSTIN
                                 BANK ONE PLAZA
                            10 SOUTH DEARBORN STREET
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Press Release:

For Immediate Release
---------------------

CONTACT:
Frank Keller/Robert Howard                         Paul Verbinnen/David Reno/
Barrett Resources                                  Jonathan Gasthalter
303-572-3900                                       Citigate Sard Verbinnen
                                                   212-687-8080

              BARRETT RESOURCES TO PURSUE STRATEGIC ALTERNATIVES,
                    INCLUDING A POSSIBLE SALE OF THE COMPANY


     DENVER, CO - MARCH 8, 2001 - Barrett Resources Corporation (NYSE: BRR) today announced that its Board of Directors has reviewed, considered and rejected Shell Oil Company's unsolicited proposal to acquire the Company. The Board has determined that, in light of the Shell proposal and relevant industry conditions, it is appropriate to take all necessary steps to maximize shareholder value. Accordingly, it has authorized management to pursue strategic alternatives, including seeking proposals from a number of qualified parties, rather than commencing negotiations solely with Shell under artificial deadlines that only serve Shell's interests. The process initiated by the Board will be designed to facilitate a full appreciation of the value of Barrett's assets and to create a competitive situation in which Shell is being invited to participate along with others.

     Barrett noted that Shell's proposal was based on publicly available information without the benefit of any due diligence with the Company. Barrett believes that, in properly valuing the Company, Shell and other potential parties would find it highly important to consider confidential, nonpublic information regarding the Company's focused natural gas potential in the Rocky Mountain region.

     The Company's management and advisors will promptly assemble materials to be shared with qualified parties, subject to an appropriate confidentiality agreement. These participants will be given access to a data room and provided with other detailed due diligence information. Final proposals will be requested by Barrett after the participants have had an opportunity to

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conduct their due diligence. The Company reserves the right to modify this process at any time. No assurance can be given that a sale of the Company will occur, or on what terms.

     "We are inviting Shell to participate in this process," said Peter A. Dea, Chairman and Chief Executive Officer of Barrett. "If Shell attempts to bypass this orderly process designed to maximize shareholder value, the Board will consider that action in due course. In the meantime, the Board urges shareholders to take no action with respect to their holdings of the Company."

     Goldman, Sachs & Co. and Petrie Parkman & Co. are acting as the Company's financial advisors and Sidley & Austin is acting as the Company's legal counsel.

     Following is the text of a letter from Peter Dea sent today to Walter van de Vijver, President and CEO of Shell Exploration & Production Company:

March 8, 2001

Mr. Walter van de Vijver
President and Chief Executive Officer
Shell Exploration & Production Company
One Shell Plaza
P.O. Box 2463
Houston, Texas 77252-2463

Dear Walter:

The Board of Directors of Barrett Resources Corporation has fully considered and rejected Shell's proposal to acquire Barrett. As reflected in the attached press release, which is being concurrently issued, we are initiating a process to maximize shareholder value. Because of your stated desire to negotiate a friendly acquisition of Barrett, we invite you to participate in the process.

Our financial advisors, Goldman Sachs and Petrie Parkman, will be contacting Lehman Brothers to encourage your participation.


Sincerely yours,

/s/ Peter A. Dea
Chairman and Chief Executive Officer

     Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming

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and Utah, the Mid-Continent area of Kansas, and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.

FORWARD-LOOKING STATEMENTS

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include the Company's current views with respect to future events, financial performance, Board decisions with respect to modifying the process described herein, and expectations of responses by potential qualified parties. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.


                                      ###


     IN RESPONSE TO ANY TENDER OFFER AND RELATED CONSENT SOLICITATION THAT MAY BE COMMENCED BY SHELL OIL COMPANY AND/OR ANY AFFILIATE THEREOF, BARRETT RESOURCES CORPORATION WOULD FILE WITH THE SEC (1) ITS RECOMMENDATION TO STOCKHOLDERS REGARDING THE TENDER OFFER AND ANY AMENDMENTS THERETO AND (2) ANY CONSENT REVOCATION STATEMENT AND ANY OTHER SOLICITATION MATERIALS THAT MAY BE PREPARED BY BARRETT IN RESPONSE TO THE CONSENT SOLICITATION.

     STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ ANY SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN IT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ANY SOLICITATION/RECOMMENDATION STATEMENT WOULD BE FILED BY BARRETT WITH THE SEC. STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF THE SOLICITATION/RECOMMENDATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO BARRETT RESOURCES CORPORATION - INVESTOR RELATIONS AT (303) 572-3900.